Harrison, Vickers and Waterman Inc.

11231 U.S. Highway 1, #201

North Palm Beach, Florida 33408

May 26, 2016

Mr. Jim Allegretto	VIA EDGAR
Senior Assistant Chief Accountant	CORRESPODENCE

Office of Consumer Products

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Harrison, Vickers and Waterman Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Filed September 15, 2015

Form 8-K

Filed April 27, 2015

Response Dated May 19, 2016

File No. 333-162072

Dear Mr. Allegretto:

This letter sets forth additional responses to our previously filed response dated May 19, 2016 for Harrison, Vickers and Waterman Inc. (“HVW” or the “Company”) to the Staff’s comment letter dated March 15, 2016. If the responses below as well as the audited financial statements to be submitted satisfactorily address the comments, we will move forward to include all previous responses as well as this response in the completion of Amendment 1 to the Form 10-K that was previously filed on September 15, 2015 as well as to complete Amendment 1 to the Form 8-K that was previously filed on April 27, 2015. In addition, we will soon thereafter where applicable file Amendment 1 to the Form 10-Q for the period ended September 30, 2015 that was filed on November 16, 2015 and where applicable file Amendment 1 to the Form 10-Q for the period ended December 31, 2015 that was filed on February 16, 2016. After these amendments, we will then file Form 10-Q for the period ended March 31, 2016.

Comment Letter Dated May 5, 2016

Form 10-K for the Fiscal Year Ended June 30, 2015

Note 1 – Organization and Operations, page F-7, and

Form 8-K filed April 27, 2015

1. We have read your response to comments 2 and 4 in your letter dated May 2, 2016 where you indicate you will account for the April 21, 2015 transaction with ABH as a reverse acquisition. Please note that it is the Company’s responsibility to determine the correct financial statements to file under the federal securities laws. In this regard, please represent in your response letter whether you have sought council from your independent auditor or other accounting expert as to the proper financial statements to be included in your filings under the Exchange Act. Based on your representations in your response, we are unclear as to how you determined that ADI is the acquirer, please explain in detail. If you continue to believe ADI is the acquirer, explain why you propose to present ABH’s, as opposed to ADI’s, financial statements in the amended Forms 8-K and 10-K. In any event, a pro forma income statement(s) and balance sheet that reflect the acquisition of HVW should also be included in the amendment to your Form 8-K. Pro forma financial statements should contain separate columns for the acquirer, HVW and any adjustments related to the acquisition of HVW. Please note that adjustments to HVW should be explained via footnote. Such audited and pro forma financial statements should be as of a date within the most recently completed fiscal period of the accounting acquirer at or prior to the acquisition date. The pro forma financial statements should also describe the nature of “all expenditures associated with the financing” and how you and your auditor considered whether some or all of such expenditures represented acquisition-related costs of HVW as defined in ASC 805-10-25-23. Lastly, your amended Form 10-K should contain audited financial statements for the fiscal year-end of the acquirer with the results of HVW included from the acquisition date. Footnote disclosure should be comprehensive and explain your accounting for the acquisition along with all the applicable disclosure called for by ASC 805-10-50-2. Please also note that all Form 10- Q’s filed subsequent to the acquisition date will also need to be amended to reflect the acquisition of HVW. We may have further substantial comment upon review of the amendments.

Additional Response:

In addition to our previous responses, we propose to add more footnote disclosures and language to amendment 1 to Form 10-K for June 30, 2015 to address the sales transaction between the applicable entities (ADI, ABH and HVW) under common control as follows:

“Under ASC 805, control is defined as a controlling financial interest. The usual determination whether common control or controlling financial interest exists is ownership of a majority voting interest and therefore as a general rule, ownership by one reporting entity, directly or indirectly, of more than 50% of the outstanding voting shares of another entity. In this case, ADI has common control by owning 51% voting rights and the majority of the common shares of HVW. Common control transactions are transfers and exchanges between entities that are under the control of the same parent (ADI), or are transactions in which all of the combining entities are controlled by the same party or parties before and after the transactions and that control is not transitory. When accounting for transfers of assets or exchanges of shares between entities under common control using the provisions of ASC 805-50-30, the entity (HVW) that receives the net assets or equity interests of ABH is required to measure the recognized assets and liabilities transferred at their carrying amounts (historical cost) in the accounts of the transferring entity at the date of transfer. Fair value and/or goodwill calculations are not applicable and will not be reflected in the amended financials. While combinations among entities or businesses under common control may result in a change in control from the perspective of a standalone reporting entity, common control transactions do not result in a change in control at the ultimate parent (ADI) of the controlling shareholder level. In accordance with ASC 805-50-45, the financial statements of the receiving entity (HVW) shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from the date to the end of the period. As such, HVW will restate and present its June 30, 2016 financial statements as though the assets and liabilities of ABH had been transferred at the beginning of the period ( in this case to include the acquired ABH entity from its inception in December, 2014 through June 30. 2015 as there are no prior year comparisons for ABH). Based on these changes, listed below are the revised financial statements for HVW at June 30, 2015:”

HARRISON, VICKERS AND WATERMAN, INC.

CONSOLIDATED BALANCE SHEET

	June 30, 2015	June 30, 2014
ASSETS

CURRENT ASSETS:
Cash	$226,088	$361
Inventory	81,049	-
Real estate loans receivable	950,000	1,470,000
Receivable from Attitude Drinks, Inc.	131,423	-
Prepaid expenses	44,192	-
TOTAL CURRENT ASSETS	1,432,752	1,470,361

NON-CURRENT ASSETS:
Property, Plant and Equipment (net)	962,470	-
Capitalized costs (net)	198,823	-
TOTAL NON-CURRENT ASSETS	1,161,293	-

TOTAL ASSETS	$2,594,045	$1,470,361

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$367,974	$9,437
Accrued expenses-in dispute	175,000	100,000
Promissory note payable	950,000	1,470,000
Convertible notes payable - investor net of discount	144,699	65,472
Derivative liability	4,237,890	-
TOTAL CURRENT LIABILITIES	5,875,563	1,644,909

NON-CURRENT LIABILITIES:
Notes payable-investor-non-current	210,522	-
TOTAL NON-CURRENT LIABILITES	210,522	-

TOTAL LIABILITIES	6,086,085	1,644,909

STOCKHOLDERS' (DEFICIT):
Preferred stock par value $0.0001: 1,000,000 shares authorized: 100,000 shares designated as Series A 8% Convertible Preferred Stock; Series A 8% convertible preferred stock par value $0.0001 per share; stated value of $1,000 per share; 100,000 and 95,000 shares issued and outstanding at at June 30, 2015 and June 30, 2014 , respectively	10	10
Series B convertible preferred stock par value $0.0001 per share: stated value of $1,000 per share; 51 and 0 shares issued and outstanding at June 30, 2015 and June 30, 2014, respectively	-	-
Common stock, par value $0.0001, 2,000,000,000 shares authorized and 126,337,367 and 124,337,367 shares issued and outstanding at June 30, 2015 and June 30,2014, respectively	12,634	12,434
Additional paid-in capital	637,267	417,785
Accumulated deficit	(4,159,946)	(604,777)
TOTAL STOCKHOLDERS' (DEFICIT)	(3,510,035)	(174,548)

NON-CONTROLLING INTEREST	17,995	-

TOTAL LIABILITIES, NON-CONTROLLING INTEREST AND STOCKHOLDERS' (DEFICIT)	$2,594,045	$1,470,361

See accompanying notes to consolidated financial statements

HARRISON, VICKERS AND WATERMAN, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year	For the Year
	Ended	Ended
	June 30,	June 30,
	2015(a)	2014

REVENUES AND GROSS MARGIN
Restaurant:
Revenues	$1,611,320	$-
Cost of goods sold	(451,146)	-
Gross margin	1,160,174	-

Real Estate Loans
Interest income earned	162,455	148,830
Interest expense incurred	(162,455)	(148,830)
Gross margin	-	-

TOTAL GROSS MARGIN	1,160,174	-

OPERATING EXPENSES:
Professional fees	110,956	11,750
Compensation	626,919	-
Compensation -previous officer (undisputed)	-	208,788
Compensation-previous officer (in-dispute)	75,000	100,000
Management fees	-	145,879
Consulting fees	-	72,474
Depreciation and amortization expense	67,855	-
General and administrative expense	335,019	23,210
Total Operating Expenses	1,215,749	562,101

LOSS FROM OPERATIONS	(55,575)	(562,101)

OTHER INCOME (EXPENSE):
Interest expense	(1,439,790)	(2,276)
Derivative expense	(2,058,493)	-
Change in fair market value of derivative liability	48,020	-
Loss on retirement of debt	(2,600)	-
Total Other Income (Expense)	(3,452,863)	(2,276)

LOSS BEFORE INCOME TAX PROVISION AND NON-CONTROLLING INTEREST	(3,508,438)	(564,377)

INCOME TAX PROVISION	-	-

NET LOSS BEFORE NON-CONTROLLING INTEREST	(3,508,438)	(564,377)

NON-CONTROLLING INTEREST	(46,731)	-

NET LOSS	$(3,555,169)	$(564,377)

Basic income (loss) per common share	$(0.03)	$(0.00)

Diluted income (loss) per common share	$(0.03)	$(0.00)

Weighted average common shares outstanding-basic	124,868,874	124,986,367

Weighted average common shares outstanding-diluted	124,868,874	124,986,367

(a) Results include the purchase of Attitude Beer Holding Co.'s results from inception date of December 1, 2014

See accompanying notes to consolidated financial statements

HARRISON, VICKERS AND WATERMAN, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Year	For the Year
	Ended	Ended
	June 30,	June 30,
	2015(a)	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,555,169)	$(564,377)
Adjustment to reconcile net loss to net cash used in operating activities:
Common stock issued for compensation	-	1,314
Series A preferred stock issued for compensation	-	425,065
Depreciation and amortization expense	67,855	-
Amortization of discount on notes payable	241,313	-
Derivative expense	2,058,493	-
Change in fair market value of derivative liability	(48,020)	-
Non-controlling interest	46,731	-
Issuance of non-cash convertible notes, warrants and preferred stock for purchase	939,739	-
Gain on conversion of debt	2,600	-
Changes in operating assets and liabilities:
Real estate loans	-	330,000
Inventory	(81,049)	-
Prepaid expenses	(37,737)	-
Deposits and other assets	(6,455)	-
Accounts payable and accrued expenses	323,673	104,808
Accounts payable and accrued expenses-in dispute	75,000	-
Accrued interest converted to debt	25,384	-
Net cash provided by operating activities	52,358	296,810

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received on acquisition	-	-
Purchase of property, plant and equipment and other capitalized costs	(1,234,563)	-
Net cash used in investing activities	(1,234,563)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Amounts received from related party - net	50,182	2,001
Issuance of notes payable-investor	1,357,750	28,844
Payment on secured promissory note	-	(330,000)
Net cash provided by (used in) financing activities	1,407,932	(299,155)

NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS	225,727	(2,345)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	361	2,706

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$226,088	$361

NON -CASH INVESTNG AND FINANCIAL ACTIVITIES:
Purchase of real estate loans for debt, net	$-	$1,800,000
Issuance of convertible notes, warrants and preferred stock for purchase	$939,739	$-

(a) Results include the purchase of Attitude Beer Holding Co.'s results from inception date of December 1, 2014

See accompanying notes to condensed consolidated financial statements

HARRISON, VICKERS AND WATERMAN, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

FOR THE PERIOD FROM JUNE 30, 2012 THROUGH JUNE 30. 2015

	Series A		Series B
	Preferred Stock		Preferred Stock		Common Stock
	Par Value $0.0001		Par Value $0.0001		Par Value $0.0001		Additional		Total
	Number of		Number of		Number of		paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance June 30, 2012	-	$-	-	$-	1,634,993,250	$163,499	$(159,649)	$(35,085)	$(31,235)

Net loss	-	-	-	-	-	-	-	(5,315)	(5,315)

Balance June 30, 2013	-	-	-	-	1,634,993,250	163,499	(159,649)	(40,400)	(36,550)

Retirement of common shares	-	-	-	-	(1,610,006,750)	(161,000)	161,000	-	-

Issuance of common shares for compensation	-	-	-	-	99,999,867	10,000	(8,621)	-	1,379

Issuance of Series A Preferred Stock for compensation	95,000	10	-	-	-	-	424,990	-	425,000

Shares returned to treasury	-	-	-	-	(649,000)	(65)	65	-	-

Net loss	-	-	-	-	-	-	-	(564,377)	(564,377)

Balance June 30, 2014	95,000	10	-	-	124,337,367	12,434	417,785	(604,777)	(174,548)

Shares issued upon conversion of debt	-	-	-	-	2,000,000	200	5,000	-	5,200

Issuance of Series A Preferred	5,000	-	-	-	-	-	40,549	-	40,549

Issuance of Series B Preferred	-	-	51	-	-	-	-	-	-

Issuance of warrants	-	-	-	-	-	-	173,933	-	173,933

Net loss	-	-	-	-	-	-	-	(3,555,169)	(3,555,169)

Balance June 30, 2015 (a)	100,000	$10	51	$-	126,337,367	$12,634	$637,267	$(4,159,946)	$(3,510,035)

(a) Results include the purchase of Attitude Beer Holding Co.'s results from inception date of December 1, 2014

See accompanying notes to condensed consolidated financial statements

In addition, the Company will update its related party disclosure to include the common control relationship of ADI in HVW.

We await your final approval to move forward with our amendments.

We also acknowledge that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any more questions or require any further information, please call the undersigned at 561-227-2727 or email me at tommy@attitudedrinks.com.

Harrison, Vickers and Waterman Inc.

By:	/s/ Tommy E. Kee
Name: Tommy E. Kee
Title: Chief Financial Officer and Principal Accounting Officer